Boulevard Díaz Ordaz KM 3.33 L-1,  Colonia Unidad San Pedro, C.P. 66215 Garza García, N.L. México
Tel.+52 (81) 8114.0000  Fax Server +52 (81)8114.1919 Ext. 81226  www.axtel.com.mx

January 21, 2009

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 3720
Washington, DC 20549
Attn:    Robert Bartelmes
     Senior Financial Analyst

RE:      Axtel, S.A.B. de C.V.
Form 20-F for the year ended December 31, 2007
Filed April 30, 2008
File No. 333-114196

Dear Mr. Bartelmes,

Reference is hereby made to your letter dated December 19, 2008, whereby the Securities and Exchange Commission (the “SEC”) requires Axtel, S.A.B. de C.V. (the “Company”) to provide further disclosure and/or explanation of certain information presented in our Form 20-F for the year ended December 31, 2007 (“Form 20-F”).  In that regard, the Company has carefully reviewed your comments and requirements and is filing along with this letter its Form 20-F/A, Amendment No. 1 (the “Form 20-F/A”) reflecting its responses to such comments.  In connection with that filing we have reproduced your comments below and note the following with respect to our responses thereto:

Comment:

Business Overview, Page 18

Products and Services, page 21

1.	Expand your current disclosure to set forth and discuss aggregate revenues by category of activity and geographic market for each of the last three financial years. See Item 4.b.2 of Form 20-F.

Response:

We have expanded the disclosure under Item 4.B.2 of the Form 20-F/A.  We note that the Company does not track revenues by geographic market and have included a statement in our disclosure to that effect.

Comment:

Major Shareholders, page 61

2.	Disclose the share ownership of your directors and senior management as of the most recent practicable date as required by Item 6.E of Form 20-F.

Response:

We have amended Item 6.E of our Form 20-F in the Form 20-F/A to disclose the share ownership of our directors and senior management as of the most recent practicable date.

Comment:

3.
Disclose the total number of shares and the percentage of outstanding shares owned by each shareholder that is the beneficial owner of five percent or more of each class of your shares. Please acknowledge your understanding of this requirement in your response and indicate that you will provide the disclosure with respect to each such shareholder, including the trustee of the CPO Trust. In addition, disclose the portion of your securities held in the United States and the number of record holders in the United States. See Item 7.A of Form 20-F.

Response:

The Company acknowledges and understands the requirement made by the SEC pursuant to Item 7.A of Form 20-F.  We have amended Item 7.A of our Form 20-F in our Form 20-F/A to reflect such requirement to the extent information is available to us.

Comment:

Capital Stock, page 65

4.	Identify and discuss the material differences, if any, between the rights, preferences and restrictions associated with your Series A and Series B common stock.

Response:

We have added disclosure in Item 10.B of the Form 20-F/A in response to the comment.

Comment:

Exhibits, page 79

5.
Please include in the amended filing the CEO a CFO certifications as required Section 1350 of Chapter 63 of Title 18 of the United States Code. Please refer to the instructions to the exhibits in Form 20-F.

Response:

We included the CEO and CFO certifications required under Section 1350 of Chapter 63 of Title 18 of the United States Code in the Form 20-F/A as Exhibits 13.1 and 13.2, filed therewith.

Comment:

6.
Revise this section to incorporate by reference all specific exhibits that are not filed with your Form 20-F. For example, we note that Exhibits 1.2, 4.16, 4.17, 4.19 and 8.2 are not included with this filing and are not incorporated by reference from previous filings. In addition, please include or incorporate by reference all Exhibits required to be filed with Form 20-F, including the Amended and Restated Term Loan Agreement entered into with Citibank, N.A. See the Instructions as to Exhibits for Form 20-F.

Response:

We have revised and expanded the exhibits table under Item 19 of the Form 20-F/A to response to this comment.

In addition to the foregoing and as mentioned to the Staff in a telephone conversation on January 15, 2009, we have made a technical correction to Note 25(l) “Guaranteed debt” to the Notes to Consolidated Financial Statements to reflect the fact that all of our subsidiaries are guarantors of our senior unsecured notes.  This technical correction does not result in any changes in the our consolidated balance sheet, consolidated statement of operation, our other financial statements contained on the Form 20-F/A or otherwise impact our previously reported audited financial results as of and for the three year ended December 31, 2007.  However, because of the correction made in the Note 25(l), an auditors report reflecting a more current date with respect to the information in Note 25(l) is included in the Form 20-F/A.

By the submission of this response, the Company hereby acknowledges and/or confirms that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments about any of the Company’s responses or require further explanation, please do not hesitate to contact me at +52 (81) 8114.0000.

Sincerely,
AXTEL, S.A.B. DE C.V.

/s/ Patricio Jiménez Barrera
Mr. Patricio Jiménez Barrera Chief Financial Officer

cc:Jonathan I. Mark, Esq.